Exhibit 99.1

Leading Education Entrepreneurs join

Genius Group as New Shareholders

SINGAPORE, April 26, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today welcomed leading education entrepreneurs as new shareholders of the Company.

Genius Group’s new investors include:

Brent Richardson, Past CEO and Chairman of Grand Canyon Education. Mr Richardson led the transformation of Grand Canyon University from a near-bankrupt institution in 2004 to an early pioneer in online education and a global institution with over 100,000 students worldwide.

Dr Ali Saeed Bin Harmal Aldhaheri, Founder and Chairman of Abu Dhabi University. Dr Ali has built Abu Dhabi University into one of UAE’s leading academic insititutions. He is also the First Vice Chairman of the Abu Dhabi Chamber of Commerce Board of Directors and a member of the Economic Cooperation Committee for Government and Private Sectors in Abu Dhabi.

Michael Moe, Founder and CEO of GSV Ventures. Mr Moe is an early investor in Edtech companies including Coursera, Chegg, Course Hero, Masterclass, and private investor in companies such as Meta, Twitter, Spotify, Coursera and Palantir. In addition to being a new shareholder in Genius Group, Mr Moe will also be joining the Genius Group board as Non Executive Chairman.

Mr Richardson, Dr Ali and Mr Moe, together with various other investors, are joining Genius Group as new shareholders following the completion of the previously announced Genius Group and FatBrain AI transaction.

Michael Moe said “The combination of Genius Group and FatBrain AI comes at a pivotal time when AI is combining with learning to create new and revolutionary education systems. I’m extremely excited to be a part of the future growth plans of Genius Group, both as a shareholder and as a member of its board. I believe that the Company has a fantastic future ahead in the ever-growing need for AI training and entrepreneur education.”

Roger Hamilton, CEO of Genius Group said “FatBrain AI has benefited from a very special group of early investors who have extensive experience in building cutting-edge education companies as well as a vision for the future of AI in education. We have been looking for shareholders who can add their expertise and experience in addition to their investment to support our future growth, and we’re grateful for the support and advice we’ve already received from this incredible group of global leaders in education.”

About Genius Group

Genius Group is a leading AI-powered education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com